ARD ADZ – PATEK MYSELF (LYRICS)

U gotta Learn and gain
Little bro Flying hella birds till the burden came
Picture this, Haters me Picture me on a burning plane
If I go hell il make salat in the burning flames
A small change will a make Person change
This small rug is from the Persian range
..Took the long route way before the DiVersion came
And now I'm sleeping on a Virgin plane
& I ain't playing Certain games
With these clowns And I ain't Boarding on the Circus train
I got the Lane assist in the ride
when am high Akh I turn it on
So I ain't Swurving lanes
We go to work but we don't earn the sane
We all got Pain but it don't Burn the same
I been burned by the sane flame twice see that third time round akh I Burned the flame
They call me dirty and I've Earned my name
I Learnt the game I had a bike before the German came
And I was whizzing in my corsa like a Bentley way before I bought a car from the German range
We go to work but we don't work the same
We go to work but we don't earn the same
..Il take this crack before I take the stand akh
and Il rather No hands b4 I shake ya hand man

& Life's hard I Go get myself
They want me to drown but I can swim I want Let myself
If life's a gamble let me Bet myself
I'm Always handling the Threat myself
Man said b** turned opp I had to cHeck myself
Had to check myself akh before I wreck myself
Went to check in the flesh myself
Went to check akh I stand wrong & I Correct myself
I lost the love and the respect as well
The doc said I should respect my health
The hear me on these beats
& They know know me on them streets im Phillipe I Patek myself
If u you show me love just know that Means a lot
Where I'm from bruddas needs some hugs they don't Need a job
..I done been under rock bottoms & I ain't Meet the rock
If little bro tryna serve u shots, he don't mean Ciroc
Never time to sleeep a lot
Use to sweep the streets a lot
use to lie and cheat a lot

Get Indugled in beef a lot
He use to speak a lot and tweet a lot
And now it's kinda deep bcah he's got his meet n Greet with god
Times I walked 100 miles akh I needed Extra legs
Use to scrape the crumbs of booje down to make dem Extra pebs
Now We flying dam for the smoking sesh
Ur just a clown and ur life's like a Joking sesh

Smoking sesh
Like a wide Road I seen a brudda left Open stretched

HES JUST AN OG WID THESE GZ IN THIS GUCCI DUFFLE
Yung g stick for ur gs u can't MOVE A MUSCLE
Same streets that I learned to love I leaned to shoot and hustle
I Knew the struggle akh & I ain't new to trouble
ONLY WITH THIS HAMMER OR THIS SHANK THEY ACT HARD AS NAILS
CATCH ME WITH NO HAMMER AND NO SHANK IM STILL HARD AS ShELLS
Thats where I Ate but I starved as well
Same place that I finished last finished first as well
Catch me with that heater tucked
Akh I even sleep with one
& This is deeper stuff
Akh clap when that reaper come
U ever walked till ur feet are numb
He was just a good kid but the Streets are dumb
Dirty ain't no movie star
Catch me in this Hooptie car
Winter in my Gucci scarf
money 1st and then the coochie last
Tryna scoop clients out the pub or the Sushi bars